UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Millea Holdings, Inc.

Tokio Marine & Nichido Financial Life Insurance Co., Ltd.

Mitsubishi Tokyo Financial Group, Inc.

The Bank of Tokyo-Mitsubishi, Ltd.

Business Alliance between Millea Group and Mitsubishi Tokyo Financial Group

and

Launch of Investment Annuity ‘As You Like’ with features new to the Japanese Market

Tokyo, September 13, 2004 — Millea Holdings, Inc. (Millea; President: Kunio Ishihara) along with its subsidiary Tokio Marine & Nichido Financial Life Insurance Co., Ltd. (TMNF; President: Masaru Yamashita), and Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Nobuo Kuroyanagi) along with its subsidiary the Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi) have agreed to enter into a business alliance in individual annuity product development and sales.

Under the business alliance, Millea group and MTFG will collaborate in developing innovative individual annuity products that meet diversifying customer needs in a timely manner, making the best possible use of each group’s expertise. Initially, BTM will carry out product distribution.

As the first step for the alliance, BTM will start to distribute a new variable annuity product As You Like from Tuesday, September 21st at BTM’s Head Office and selected branches, and from November 1st distribution will be extended to all BTM branches. The product name, As You Like, derives from the diversity of choices that policyholders can exercise, not only at the time of contract when they have a choice of three plans, but also during the accumulation period, during which customers can switch between plans. The “Plan Change” feature represents a first in the Japanese market for variable annuities.

As You Like features three plans – the “Basic Plan”, “Additional Accumulation Benefit (AB) Plan” and “Guaranteed Minimum Accumulation Benefit (GMAB) Plan” - and also “Plan Change” that allows policyholders to switch between plans under certain conditions according to changes in the investment environment or their stance towards investment. The “Additional AB Plan” is also a new feature in the Japanese market for variable annuities.

The “Basic Plan” is designed for customers who are focused on investment performance, while the “Additional AB Plan” is designed for customers who are seeking good performance with a certain level of risk aversion at the same time. This plan promises to add a predefined amount to the accumulated value at the maturity date, regardless of investment performance. The “GMAB Plan” guarantees a minimum accumulation benefit at least equal to the sum assured and is suitable for policyholders who emphasize security. Customers choose their preferred plan when making the contract.

Millea’s subsidiary, Tokio Marine & Nichido Financial Life Insurance, has been a pioneer in the Japanese market for variable annuities, while at the same time MTFG has sold approximately ¥600 billion of individual annuities since the commencement of sales through banks in October 2002. Through this business alliance Millea group and MTFG aim to achieve dramatic growth in the Japanese individual annuity market by developing highly competitive and innovative, user-friendly products.

*         *         *

For further information, please contact:

Millea Holdings, Inc. Masayuki Ito (Group Leader, Corporate Communications Group) 03-6212-3341

Tokio Marine & Nichido Financial Life Insurance Co., Ltd. Yoshinori Kasahara (Group Leader, Public Relations) 03-5488-1460

Mitsubishi Tokyo Financial Group, Inc. Seiji Itai (Chief Manager, Corporate Communications Office) 03-3240-8136

The Bank of Tokyo-Mitsubishi, Ltd. Yuichirou Hattori (Chief Manager, Public Relations Office) 03-3240-2950

Reference

Features of Investment Annuity ‘As You Like’

The investment annuity As You Like is an annuity product that was developed to meet diverse individual needs, while permitting efficient asset accumulation and the sum assured and death benefit vary based on the investment performance of special account funds.

	The product serves a broad array of customer needs through offering three plans - the “Basic Plan”, the “Additional AB Plan” and the “GMAB plan”.

‚	During the contract period, under certain conditions policyholders can increase their contributions or cancel their contract according to changes in their life stage, investment stance or the investment environment. In addition, both the “Additional AB Plan” and the “Plan Change” options are new features in the Japanese variable annuity market.

[Summary of Three Plans]

Policyholders can chose from three plans according to the situation and their needs.

Plan	Summary of the Plan
Basic Plan [Main Contract]

Basic Plan for realizing the long-term asset management.

Reasonable cost compared to other plans.

Able to choose/combine funds from ten special accounts.

Insurance age: AGE 0-80

Accumulation Period: Between 10 and 90 years (Unit: 1 year) and age of assured person is up to 90

Mortality Expense Risk Charge: 1.65%/annum

Additional AB Plan [Main Contract + Additional AB Rider]

“Additional AB Rider” attached to “Main Contract”

Able to choose/combine funds from ten special accounts.

Predefined additional amount is added to the accumulation value at the maturity date (over ten years) regardless of investment performance.

Insurance age: AGE 0-80

Accumulation Period: 10 to 50 years (Unit: 1 year) and age of assured person is up to 90

Mortality Expense Risk Charge: 1.65%/annum of account value

Charge for Additional AB Rider: 1.00% approx/annum

GMAB Plan [Main Contract + GMAB Rider] * One-off Choice

“GMAB Rider” is attached to “Main Contract”

After an accumulation period of 15 years or more, the plan guarantees pension resources, equivalent to a minimum of the sum assured even if the investment performance is negative. Lump sum payment is also available.

Insurance age: AGE 0-75

Accumulation Period: 15 to 50 years (Unit: 1 year) and age of assured person is up to 90

Mortality Expense Risk Charge: 1.65%/annum

Charge for GMAB Rider: 0.70% approx/annum